Filed pursuant to Rule 433
February 28, 2006
Relating to Preliminary Pricing Supplement No. 289 to
Registration Statement No. 333-89136
Dated September 17, 2003

ABN AMRO Bank N.V. Index Out-performance Notes (IONs)SM

PRELIMINARY PRICING SHEET – FEBRUARY 27, 2006

S&P 500 INDEX® Index Out-performance Notes (IONs)SM DUE SEPTEMBER 22, 2007

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa3, S&P AA-)
Lead Selling Agent:	LaSalle Broker Services Dealer Division, a Division of LaSalle Financial Services, Inc.
Offering:	18 Month Index Out-performance Notes (IONs)SM due September 22, 2007 (the “Securities”)
Underlying Index:	S&P 500 Index® (Bloomberg code: SPX <INDEX>)
Coupon:	None. The Securities do not pay any interest.
Denominations:	$1,000
Issue Size:
Issue Price:	100%
Payment at Maturity:	The Securities do not guarantee any return of principal at maturity. Instead, the payment at maturity is based on the performance of the Underlying Index as follows:
	•	If the Index Return is zero or positive, the payment at maturity will be a cash payment equal to the sum of $1,000 and the Out-performance Amount, or
	•	If the Index Return is negative, the payment at maturity will be a cash payment equal to the sum of $1,000 and the Index Return. Consequently, a negative Index Return will reduce the cash payment at maturity below the $1,000 principal amount of the Securities.
Index Return:	For each $1,000 principal amount of Securities, an amount in cash equal to:
	USD 1,000 x	Final Value – Initial Value Initial Value
Initial Value:	100% of the closing value of the Underlying Index on the Trade Date
Final Value:	100% of the closing value of the Underlying Index on the Determination Date
Out-performance Amount:	For each $1,000 principal amount of Securities, an amount in cash equal to the lesser of: (a) three times the Index Return and (b) the Maximum Amount.
Maximum Amount:	$157.50 per $1,000 principal amount of Securities, representing a maximum return on the Securities of 15.75%. As a result, the Securities will not benefit from any increase in the value of the Underlying Index above 5.25%.
Maximum Redemption at Maturity:	$1,157.50, which is equal to $1,000 plus the Maximum Amount. In no event will the payment a maturity exceed the Maximum Redemption at Maturity.
Ranking:	The Securities are unsecured, unsubordinated obligations of the Issuer.
CUSIP:	00079FPJ5 ISIN: US00079FPJ56
Trustee & Paying Agent:	JPMorgan Chase, NA
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	No sales into The Netherlands or to Dutch persons
Trade Date:	March 17, 2006, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Settlement Date:	March 22, 2006
Determination Date:	September 19, 2007, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Maturity Date:	September 22, 2007 (18 months)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and this offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

SUMMARY

     The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

     The Securities are non-principal protected securities issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are medium-term notes of ABN AMRO Bank N.V. The payment at maturity on the Securities is determined based on the performance of the Underlying Index. Therefore your principal is at risk and you could lose some or all of your initial investment if the Underlying Index declines in value. In addition, unlike ordinary debt securities, the Securities do not pay interest.

What will I receive at maturity of the Securities?

     If the Index Return is zero or positive, we will pay you an amount in cash equal to the sum of $1,000 and the Out-performance Amount, for each $1,000 principal amount of the Securities. The Outperformance Amount is the lesser of a predetermined multiple of the Index Return and the Maximum Amount.

     If the Index Return is negative, we will pay you an amount in cash equal to the sum of $1,000 and the Index Return, for each $1,000 principal amount of the Securities. Consequently, a negative Index Return will always reduce your cash payment at maturity below the principal amount of the Securities. Accordingly, you could lose some or all of your initial investment.

Will I receive interest payments on the Securities?

     No. You will not receive any interest or any other payments on the Securities during the term of the Securities.

Can you give me examples of the payment I will receive at maturity depending on the percentage change in the value of the Underlying Index?

     Example 1: If, for example, the Initial Value is 1,200 and the Final Value is 1,000, the Index Return would be calculated as follows:

Index Return =

$1,000 ×	1,000 – 1,200	= $-166.67
1,200

     Because the Index Return is negative, at maturity you would receive an amount in cash per Security equal to the sum of $1,000 and $-166.67, or a total payment of $833.33. In this case, you would have lost a portion of your initial investment. If the Underlying Index decreases in value you will lose some or all of your investment.

     Example 2: If, for example, the Initial Value is 1,200 and the Final Value is 1,320, the Index Return would be calculated as follows:

Index Return =

$1,000 ×	1,320 – 1,200	= $100
1,200

     Because the Index Return is positive, at maturity you would receive an amount in cash per Security equal to the sum of $1,000 and the Out-performance Amount. The Out-performance Amount is the lesser of a predetermined multiple of the Index Return and the Maximum Amount. If, for example, the Outperformance Amount is the lesser of the Index Return multiplied by three and the Maximum Amount of $500, the Out-performance Amount in this case would equal $300, because three times the Index Return is $300, which is less than the Maximum Amount of $500. Accordingly, at maturity, you would receive $1,000 plus $300, or a total payment of $1,300.

     Example 3: If, for example, the Initial Value is 1,200 and the Final Value is 1,500, the Index Return would be calculated as follows:

Index Return =

$1,000 ×	1,500 – 1,200	= $250
1,200

      Because the Index Return is positive, at maturity you would receive an amount in cash per Security equal to the sum of $1,000 and the Out-performance Amount. If, for example, the Out-performance Amount is the lesser of the Index Return multiplied by three and the Maximum Amount of $500, the Outperformance Amount in this case would equal the Maximum Amount, because three times the Index Return is $750, which is greater than the Maximum Amount of $500. Accordingly, at maturity, you would receive $1,000 plus the Maximum Amount of $500, or a total payment of $1,500.

     These examples are for illustrative purposes only. It is not possible to predict the closing value of the Underlying Index on the Determination Date.

Do I get all my principal back at maturity?

     You are not guaranteed to receive any return of principal at maturity. If the closing value of the Underlying Index on the Determination Date is below the Initial Value (resulting in a negative Index Return), the amount of cash paid to you at maturity will be less than the principal amount of the Securities and could be zero. You may lose some or all of your initial investment if the Underlying Index declines.

Do I benefit from any appreciation in the Underlying Index over the term of the Securities?

     Yes. If the Final Value is equal to or greater than the Initial Value, you will receive in cash the Outperformance Amount in addition to the principal amount of the Securities payable at maturity.

Is there a limit to how much I can earn over the life of the Securities?

     Yes. Under no circumstances will you receive a payment at maturity for each $1,000 principal amount of the Securities you hold greater than $1,000 plus the Maximum Amount.

What is the Underlying Index?

     The Underlying Index is a 500-stock benchmark that includes a representative sample of leading companies in leading industries. You should read “Public Information Regarding the Underlying Index” in the related Pricing Supplement for additional information regarding the Underlying Index.

What if I have more questions?

     You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Index Out-performance Notes to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities.

Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they do not pay interest and are not principal protected. In addition, investors in the Securities will be fully exposed to any decline in the level of the Underlying Index. Accordingly, investors may lose some or all of their initial investment in the Securities.

Limited Return

The Out-performance Amount is subject to a predetermined cap. This means that investors will not benefit from any appreciation in the Underlying Index above a certain predetermined level. Accordingly, investors will never receive at maturity an amount greater than a predetermined amount per Security, regardless of how high the value of the Underlying Index is during the term of the Securities or on the Determination Date. Because of the predetermined cap, the return of the Securities may be significantly less than the return of a direct investment in the Underlying Index during the term of the Security.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the Underlying Index, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

There is no direct legal authority as to the proper U.S. federal income tax characterization of the Securities. No assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the following tax treatment of the Securities. U.S. taxable investors should not be required to recognize taxable income over the term of the Securities prior to maturity, other than pursuant to a sale or exchange. Upon receipt of cash at maturity, U.S. taxable investors should generally recognize long-term capital gain or loss equal to the difference between the amount of cash received and their tax basis in the Securities, which is the amount paid to acquire the Securities.

This disclosure is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the federal tax treatment of the transaction. This tax disclosure was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the selling agent of the Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code. Investors should seek their own advice based on their particular circumstances from an independent tax advisor.

S&P Disclaimer

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by ABN AMRO Bank N.V. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Securities.

Index Out-performance Notes (IONs) is a Service Mark of ABN AMRO Bank N.V.